Exhibit 99.1

AMERICAN TECHNOLOGY REPORTS RECORD

ANNUAL REVENUES OF $15.8 MILLION

Fiscal Year 2009 Revenues Up 41% Over Prior Year

Revenue Growth Forecast for Fiscal 2010

SAN DIEGO, CA, December 1, 2009 – American Technology Corporation (ATC) (NASDAQ: ATCO), the innovator and distributor of the Long Range Acoustic Device™ (LRAD®) product line, today reported record revenues of $15.8 million for the fiscal year ended September 30, 2009, an increase of 41% over fiscal 2008. The record revenues were driven by a 57% increase in LRAD sales that totaled $14.3 million, compared to $9.2 million for the prior year.

In addition to record fiscal year revenues, accomplishments in fiscal 2009 included:

•

Established the LRAD brand as the premier acoustic hailing device while opening new markets and applications for LRAD products and systems including law enforcement and wildlife preservation and control.

•	Generated positive cash flow from operating activities for the first time in the Company’s history. Cash generated from operating activities was $2.6 million.

•	Reduced net loss by $5.4 million, or 84%, from the prior year to a net loss of $1.0 million.

•

On a non-GAAP basis, excluding the cost of non-cash share-based compensation expense, fiscal 2009 generated non-GAAP net income of $520,000, compared to a non-GAAP net loss of $4.1 million in fiscal 2008.

•	Expanded LRAD sales within the U.S. Military and to international naval forces around the world to support the international fight against escalating piracy and terrorist threats.

•

Developed and launched the LRAD 300X™ to meet customer requirements for installations on small vessels and small manned and unmanned vehicles and aircraft. The 300X is receiving strong initial market acceptance.

•	Managed the balance sheet and reduced operating expenses while continuing to invest in new product development and markets.

“We believe fiscal 2009 was a turning point for American Technology as we grew LRAD sales for the third consecutive year and achieved positive cash flow,” said Tom Brown, president and CEO of ATC. “Since the introduction of our LRAD-X® product line in March 2008, we have experienced a trend of strong revenue growth and significantly improved our financial results.”

Gross profit for fiscal 2009 was $7.5 million or 47% of revenues, compared to a gross profit of $4.4 million, or 39% of revenues for fiscal 2008. Increased sales, increased fixed absorption and lower production costs on the LRAD-X product line, following higher start-up productions costs in fiscal 2008 when the product line was launched, contributed to the improved gross margin.

Operating expenses for fiscal 2009 decreased by 22% to $8.5 million, compared to $10.9 million in fiscal 2008. The decrease is primarily due to $765,000 in reduced research and development expense following an increase in fiscal 2008 for the development and launch of the LRAD-X product line, $819,000 in reduced staffing, $750,000 in decreased in non-cash share-based compensation expense, $416,000 in decreased legal, audit and accounting fees and reduced patent impairments of $281,000, offset by an increase of $844,000 for bonuses and related payroll taxes based on meeting Company performance targets.

Net loss for fiscal 2009 decreased 84% to $1.0 million, or $(0.03) per share, compared to $6.4 million or $(0.21) per share for fiscal 2008. The decrease in net loss was due primarily to increased sales of the Company’s higher margin LRAD-X products and systems and reduced operating expenses. On a non-GAAP basis, excluding the cost of non-cash share-based compensation expense of $1.5 million, fiscal 2009 resulted in non-GAAP net income of $520,000, compared to a non-GAAP net loss of $4.1 million in fiscal 2008 after excluding $2.3 million of non-cash share-based expense.

“We anticipate reporting strong revenues this quarter (fiscal Q1 2010) and expect a fourth consecutive year of LRAD sales growth, and record financial results,” Brown concluded. “We’ll discuss our fiscal year 2009 results and our growing LRAD business during our December 2nd conference call.”

About American Technology Corporation

American Technology Corporation is providing directed audio solutions that place clear, highly intelligible sound exactly where needed. ATC’s Long Range Acoustic Device™ (LRAD®) and other directed sound technologies comprise the core of an expanding portfolio of products being used around the world in diverse applications including, global military deployments, maritime security, critical infrastructure and commercial security, border and port security, law enforcement and emergency responder communications, and wildlife preservation and control. For more information about ATC and its directed sound products, please visit the company’s web site at www.atcsd.com.

Non-GAAP Financial Measure

In addition to disclosing financial measures prepared in accordance with Generally Accepted Accounting Principles (GAAP), this press release contains a non-GAAP financial measure: non-GAAP net income (loss). The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. Non-GAAP net income (loss) in this press release is defined as net income (loss) plus non-cash share-based compensation expenses.

The Company’s management believes its non-GAAP financial measure provides meaningful supplemental information allowing investors to evaluate results that management uses internally and for determining employee bonuses. Because of varying available valuation methodologies, subjective assumptions and the variety of award types that companies can use to compute non-cash share-based expense, management believes that providing a non-GAAP financial measure excluding share-based expenses, even though a recurring expense, allows investors to compare its results with those of other companies.

Safe Harbor statement under the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act. You should not place undue reliance on these statements. We base these statements on particular assumptions that we have made in light of our industry experience, the stage of product and market development as well as our perception of historical trends, current market conditions, current economic data, expected future developments and other factors that we believe are appropriate under the circumstances. These statements involve risks and uncertainties that could cause actual results to differ materially from those suggested in the forward-looking statements, including but not limited to, the performance of our management team, market acceptance of our directed sound technologies and products, entry of competitors, the possibility our intellectual property protections will not prevent others from marketing products similar to or competitive with our products, potential technical or manufacturing difficulties that could delay product deliveries or increase warranty costs, and other risks identified and discussed in our filings with the Securities and Exchange Commission. These forward-looking statements are based on information and management’s expectations as of the date hereof. Future results may differ materially from our current expectations. For more information regarding other potential risks and uncertainties, see the “Risk Factors” section of the Company’s Form 10-K for the fiscal year ended September 30, 2009. American Technology Corporation disclaims any intent or obligation to update those forward-looking statements, except as otherwise specifically stated.

FOR FURTHER INFORMATION CONTACT:

Robert Putnam

Investor Relations

(858) 676-0519

robert@atcsd.com

American Technology Corporation

Condensed Balance Sheets

(000’s omitted)

	September 30,
	2009	2008
ASSETS
Current assets:
Cash and cash equivalents	$5,103	$2,695
Accounts receivable, net	1,463	2,211
Inventories, net	3,068	2,890
Prepaid expenses and other	194	251

Total current assets	9,828	8,047
Equipment, net	231	292
Patents, net	897	1,059
Deposits	58	58

Total assets	$11,014	$9,456

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$960	$964
Accrued liabilities	2,010	978

Total current liabilities	2,970	1,942

Total stockholders’ equity	8,044	7,514

Total liabilities and stockholders’ equity	$11,014	$9,456

American Technology Corporation

Condensed Statements of Operations

(000’s omitted except share and per share amounts)

	Years Ended September 30,
	2009	2008
Revenues	$15,825	$11,190
Cost of revenues	8,374	6,779

Gross profit	7,451	4,411

Operating expenses:
Selling, general and administrative	6,366	7,503
Research and development	2,107	3,354

Total operating expenses	8,473	10,857

Loss from operations	(1,022)	(6,446)
Other income	29	86

Net loss before provision for income taxes	(993)	(6,360)
Provision for income taxes	(50)	—

Net loss	$(1,043)	$(6,360)

Net loss per common share—basic and diluted	$(0.03)	$(0.21)

Weighted average common shares outstanding	30,537,424	30,535,207